FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒         Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE

PRESS RELEASE

National Bank of Greece’s Board of Directors approved today, 18/3/2008, the annual financial statements of the Bank and the Group.  The proposed by the Board of Directors dividend is €1.40 per share compared to €1.00 per share in 2006, up by 40% and corresponding to a dividend yield of 4.3% approximately, based on the share’s current market price.  At the same time, the Board of Directors decided to propose to the General Meeting of the Shareholders to offer the option of reinvesting part of the dividend amounting to €1.00 per share to NBG shares, which will be distributed as a stock dividend to shareholders.

Athens, 18 March, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 18th March, 2008
Vice Chairman - Deputy Chief Executive Officer